FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month February 2024 No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

On February 22, 2024, the Registrant Announces its Presentation at APEC 2024
Highlighting Company’s Recent Developments in BCD Technology

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: February 22, 2024	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

Tower
Semiconductor

Where **Analog** and **Value** Meet

Tower Semiconductor to Present at APEC 2024 Highlighting Company’s Recent Developments in BCD Technology

Addressing high voltage, high power BCD technologies for smart power applications

MIGDAL HAEMEK, Israel, February 22, 2024 – Tower Semiconductor (NASDAQ/TASE: TSEM), the leading foundry of high-value analog semiconductor solutions, today announced its participation at upcoming 2024 APEC conference to be held February 26th - 28th in Long Beach, California, highlighting the Company’s advanced Power Management platform and recent technology developments addressing the emerging needs of consumer, communications, EV, industrial and computing market applications. During the conference, Mr. Erez Sarig, Director of Power Management Business Development & Marketing at Tower Semiconductor, will present “Tower’s Power Management Technology Offerings for a Sustainable World” covering Tower’s best-in-class BCD technology solutions supporting the expanding green energy initiatives in various market segments.

Tower’s industry leading Bipolar-CMOS-DMOS (BCD) 0.18μm on 200mm and 65nm on 300mm processes offer 3.3V based and 5V based platforms for high power and high- voltage applications and are used in state-of-the-art power management ICs including driver ICs, battery and portable power management, power control for PCs, Class-D audio amplifiers, high voltage gate drivers and other numerous applications including wearables, mobile/EV, laptops, wireless charges, drones, and home appliance products.

Presentation schedule -
Tower’s Power Management Technology Offerings for a Sustainable World by Erez Sarig
Feb. 27, 2024, 1:30-2:00 pm, Room 202/A/B

To meet with Tower’s engineering team during the conference, visit the Company’s booth #625.
For additional details and registration, please visit the event webpage here.
For additional information about the Company’s Power Management platform offering, visit here.

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ/TASE: TSEM), the leading foundry of high value analog semiconductor solutions, provides technology, development, and process platforms for integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating positive and sustainable impact on the world through long term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, displays, integrated power management (BCD and 700V), photonics, and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as process transfer services including development, transfer, and optimization, to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor owns two facilities in Israel (150mm and 200mm), two in the U.S. (200mm), two in Japan (200mm and 300mm) which it owns through its 51% holdings in TPSCo, a 300mm facility in Agrate, Italy, shared with ST as well as a 300mm capacity corridor in Intel’s New Mexico factory. For more information, please visit: www.towersemi.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower’s business is included under the heading “Risk Factors” in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Tower does not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Tower Semiconductor Company Contact: Orit Shahar | +972-74-7377440 | oritsha@towersemi.com
Tower Semiconductor Investor Relations Contact: Noit Levy | +972-4-604-7066 | noitle@towersemi.com